FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin CFO
dated: November 19, 2019

1

Exhibit Index

Exhibit No.	Description
99.1	Press Release

2

Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Third Quarter 2019 Results

Operating income for the third quarter increased 39% year over year to $37.0 million. Net income attributable to Shareholders for nine-month period ended September 30, 2019 increased 33% year over year to $28.8 million

Or Yehuda, Israel, November 19, 2019 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the nine month-period and third quarter ended September 30, 2019.

Financial Highlights for the Third Quarter Ended September 30, 2019

●

Consolidated revenues for the third quarter increased by 23.9% to $449.0 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the third quarter ended September 30, 2018 amounted to $362.4 million.

●

Consolidated operating income for the third quarter increased by 39.4% to $37.0 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the third quarter ended September 30, 2018 amounted to $26.6 million.

●

Consolidated net income attributable to Formula’s shareholders for the third quarter was $9.8 million, or $0.63 per fully diluted share, compared to $6.8 million, or $0.45 per fully diluted share, in the same period last year, reflecting an increase of 43.9%.

Financial Highlights for the Nine Month-Period Ended September 30, 2019

●

Consolidated revenues for the nine-month period ended September 30, 2019 increased by 14.0% to $1,252.9 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the nine-month period ended September 30, 2018 amounted to $1,099.3 million.

●

Consolidated operating income for the nine-month period ended September 30, 2019 increased by 31.5% to $101.4 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the nine-month period ended September 30, 2018 amounted to $77.1 million.

●

Consolidated net income attributable to Formula’s shareholders for the nine-month period ended September 30, 2019 was $28.8 million, or $1.80 per fully diluted share, compared to $21.6 million, or $1.44 per fully diluted share, in the same period last year, reflecting an increase of 33.3%.

●

As of September 30, 2019 Formula held 48.88%, 48.01%, 45.37%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

●

Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $367.3 million as of September 30, 2019, compared to $295.3 million as of December 31, 2018.

●

Total equity as of September 30, 2019 was $872.1 million (representing 43.6% of the total balance sheet), compared to $805.4 million (representing 48.4% of the total balance sheet) as of December 31, 2018.

Declaration of Dividend for the Second Half of 2019

●

Based on the Company’s results, the Company’s board of directors declared a cash dividend in the amount of NIS1.60 per share (approximately 46 cents per share) and in the aggregate amount of approximately NIS 24.5 million (approximately $7 million).

●

The dividend is payable on January 8th, 2020 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on December 24th, 2019.

In accordance with Israeli tax law, the dividend is subject to withholding at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in New Israeli Shekel with respect to the ordinary shares of Formula Systems traded on the Tel Aviv Stock Exchange, and in US dollar with respect to the American Depositary Receipts of Formula Systems traded on the NASDAQ Global Select Market based on the NIS/US dollar exchange rate immediately prior to the distribution date.

Debentures Covenants

As of September 30, 2019, Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under a loan granted by a financial institution, based on achieving the following in its consolidated financial results:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $415.7 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 12%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.59.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report our results for the third quarter of 2019, demonstrating the continued strong momentum recorded across our entire investment portfolio.”

“Matrix delivered it best ever third quarter, with double-digit growth across all key indices (revenues, gross profit, operating income, net income and EBITDA) across both quarter and period, validating once again its proven strategy of organic growth combined with M&A activity. We are proud to witness that Matrix is consistently being awarded as a market leader in its fields and operations and maintaining its dominance over the Israeli market as being the largest technology execution, management and infrastructure project company.”

“Sapiens’ results for the third quarter of 2019 demonstrate that its pursue after key objectives such as top-line growth, margin expansion, leverage offshore capabilities and improved economies of scale served as fundamentals for its growth and margin expansion achievements (revenues increased by 12.8% and non-GAAP operating margin improved by 240 basis points compared to the same period last year). Encouraged by its pipeline of business and anticipated growth for the remaining of 2019, Sapiens increased its revenue guidance for the full year of 2019 to a range of $323 - $325 million, from a previous guidance of revenues on the higher end of $318-$323 million. The increase in revenue and the leverage from improved economies of scale allowed Sapiens to also increase the guidance for its full-year, non-GAAP operating margin in the range of 15.8% - 16.0%”

“Magic Software continued its momentum from the beginning of 2019, reporting an all-time best quarterly results with revenues of $86 million and operational profit of $12 million (on a non-GAAP basis), reflecting a double-digit growth of 19% and 18% year over year, in revenues and Non-GAAP operating income, respectively. This growth derives from Magic’s ability to leverage its continued long engagement cycles with its customers, along with its M&A activity which included this quarter the acquisition of NetEffects inc., a US based company, specializes in IT staffing and recruiting. This acquisition supports Magic continuing efforts to maintain and upgrade its strong market position as a preferred one-stop-shop software services vendor.”

“TSG IT Advanced Systems Ltd. had a strong revenue growth of 25% during the nine-month period of 2019, compared to the same period in previous year and 36% in the third quarter of 2019 compared to the same period last year. Such growth is mainly driven from command & control activities of the company the Israeli market as well as from overseas.”

“We announced today that Michpal completed its second acquisition in less than twelve months’ of Unique Software Industries Ltd. for consideration of approximately NIS 49 million and up to NIS 12 million which are subject to defined performance goals. Unique is a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance. We believe that Unique’s activities are synergetic and complementary to Formula’s operations in the field of payroll, to which we have entered less them 36 months ago. I believe that this acquisition will allow us to expand our operations in these fields together with the broadening of Unique’s operations by capitalizing on Formula’s assets and transactional capabilities.”

“Lastly, the solid growth accompanied by our record breaking results recorded across all of our key financial indices and across our entire investment portfolio, allow us to declare a cash dividend to our shareholders for the second half of 2019 in a total amount of approximately $7 million, on top of the $8.0 million we already distributed for the first half of 2019 while maintaining confidence in our ability to continue executing on our M&A strategy.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Nine months ended			Three months ended
	September 30,			September 30,
	2019	2018		2019	2018
	Unaudited			Unaudited
Revenues	1,252,910	1,099,288		448,984	362,430
Cost of revenues	970,842	854,856		347,727	282,240
Gross profit	282,068	244,432		101,257	80,190
Research and development costs, net	34,251	31,339		11,961	9,891
Selling, marketing and general and administrative expenses	146,402	135,954		52,276	43,732
Operating income	101,415	77,139		37,020	26,567
Financial expenses, net	12,505	7,366		5,177	4,112
Income before taxes on income	88,910	69,773		31,843	22,455
Taxes on income	20,475	16,020	(*)	7,455	4,297	(*)
Income after taxes	68,435	53,753	(*)	24,388	18,158	(*)
Share of profit (loss) of companies accounted for at equity, net	1,515	(66)		429	(3)
Net income	69,950	53,687	(*)	24,817	18,155	(*)
Net income attributable to non-controlling interests	41,114	32,057	(*)	15,060	11,375	(*)
Net income attributable to Formula Systems’ shareholders	28,836	21,630		9,757	6,780

Earnings per share (basic)	1.90	1.47		0.64	0.46
Earnings per share (diluted)	1.80	1.44		0.63	0.45

Number of shares used in computing earnings per share (basic)	15,158,811	14,730,920		15,280,517	14,731,862
Number of shares used in computing earnings per share (diluted)	15,356,988	15,565,098		15,290,015	15,574,171

*)	Immaterial adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	348,377	268,492
Short-term deposits	11,262	16,881
Marketable securities	7,677	9,913
Trade receivables	470,455	441,468
Other accounts receivable and prepaid expenses	58,208	40,397
Inventories	7,485	3,882

Total current assets

	903,464	781,033

LONG-TERM ASSETS:
Deferred taxes	16,243	14,214
Other long-term accounts receivable and prepaid expenses	25,331	23,121
Total long-term assets	41,574	37,335

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	27,362	25,710

PROPERTY, PLANTS AND EQUIPMENT, NET	40,573	29,182

OPERATING LEASE RIGHT-OF-USE ASSETS	107,534	-

NET INTANGIBLE ASSETS AND GOODWILL	881,454	790,901

TOTAL ASSETS	2,001,961	1,664,161

CURRENT LIABILITIES:
Loans and credit from banks and others	170,254	71,180
Debentures	21,647	55,822
Current maturities of operating lease liabilities	34,144	-
Trade payables	105,750	118,786
Deferred revenues	91,094	59,509
Other accounts payable	180,897	168,873
Dividend payable	-	5,015
Liabilities in respect of business combinations	9,330	5,602
Put options of non-controlling interests	43,368	40,926
Total current liabilities	656,484	525,713

LONG-TERM LIABILITIES:
Loans and credit from banks and others	111,779	139,527
Debentures	183,949	114,902
Long term operating lease liabilities	78,745	-
Other long-term liabilities	6,409	8,734
Deferred taxes	34,581	34,800
Deferred revenues	5,305	4,906
Liabilities in respect of business combinations	15,327	5,625
Put options of non-controlling interests	26,093	15,673
Employees benefit liabilities	11,212	8,884
Total long-term liabilities	473,400	333,051

EQUITY
Equity attributable to Formula Systems’ shareholders	415,732	367,630
Non-controlling interests	456,345	437,767
Total equity	872,077	805,397

TOTAL LIABILITIES AND EQUITY	2,001,961	1,664,161

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	93,938	31,411
Other accounts receivable and prepaid expenses	2,884	8,106
Total current assets	96,822	39,517

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	122,441	114,133
Sapiens International Corporation N.V.	174,075	169,867
Magic Software Enterprises Ltd.	110,867	108,829
Other	58,917	54,316
Total Investments in subsidiaries and a jointly controlled entity	466,300	447,145

OTHER LONG TERM RECEIVABLES	2,733	2,733

PROPERTY, PLANTS AND EQUIPMENT, NET	3	3

TOTAL ASSETS	565,857	489,398

CURRENT LIABILITIES:
Loans from banks and others	12,856	12,422
Debentures	11,167	44,589
Trade payables	74	182
Other accounts payable	882	1,442
Dividends payable	-	5,015
Total current liabilities	24,979	63,650

LONG-TERM LIABILITIES:
Loans from banks and others	-	11,793
Debentures	125,146	46,325
Total long-term liabilities	125,146	58,118

EQUITY	415,731	367,630

TOTAL LIABILITIES AND EQUITY	565,857	489,398

(*)

The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.